EXHIBIT (a)(1)(x)

Contacts:	Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL COMMENTS ON DELAWARE SUPREME COURT DECISION NOT TO HEAR INTERLOCUTORY APPEAL

Stockholders Representing Approximately 10% of Non-Motorola Shares Outstanding

Do Not Intend to Tender Shares

ROHNERT PARK, Calif., Feb. 28, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today issued the following statement regarding yesterday’s decision by the Delaware Supreme Court not to hear Next Level’s application for an interlocutory appeal with respect to the Delaware Chancery Court’s ruling regarding an injunction against Motorola, Inc.’s (NYSE: MOT) unsolicited tender offer to acquire all outstanding shares of Next Level stock it does not already own for $1.04 per share:

“We are, of course, disappointed that the Delaware Supreme Court declined to hear our appeal on the injunction. The ruling does not, however, affect our analysis of the economics of the Motorola offer in any respect. We continue to believe that Motorola’s offer significantly undervalues Next Level’s long-term potential and is not in the best interests of our stockholders. Our Board and Independent Committee continue to recommend that stockholders reject Motorola’s unsolicited tender offer and not tender their shares pursuant to Motorola’s unsolicited tender offer.

“Next Level’s minority stockholders remain Next Level’s strongest line of defense against Motorola’s unsolicited, inadequate tender offer. Three significant minority stockholders of the Company, including the largest stockholder other than Motorola—collectively representing approximately 10% of the non-Motorola shares outstanding—have already informed the Company that they do not intend to tender their shares into Motorola’s unsolicited tender offer.

“The Board and Independent Committee remain confident that Next Level is headed in the right direction. In addition to Next Level’s significant improvement in its operating results and financial position over the last year, the Board and Independent Committee believe that Next Level’s continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and improved operating performance over the next two years.”

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About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

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Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.